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AB ⚹ 4/2

SEC FILE NUMBER
8-52725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CF Global Trading, LLC and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Merritt 7
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Chace — (203) 845-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

SEC
Mail Processing
Section

MAR 17 2008

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

Washington, DC
101

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 4/8

OATH OR AFFIRMATION

I, Scott W. Chace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm CF Global Trading, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Sworn before me on 2nd day of January 2008

[signature]
Signature

Managing Partner
Title

[signature]
Notary Public

DHANSINGHANI PRAKASH K
~~NOTARY PUBLIC~~, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
Stamford, Connecticut

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 28, 2008

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 8,013,345
Due from brokers	6,708,589
Securities owned - at fair value	677,489
Furniture, equipment, capitalized software and leasehold improvements, at cost - net of accumulated depreciation and amortization of $1,324,542	918,817
Other assets	645,644
	$ 16,963,884
LIABILITIES	
Accounts payable and accrued expenses	$ 5,807,999
Due to broker	169,818
	5,977,817
Commitments and contingencies	
MEMBERS' CAPITAL	10,986,067
	$ 16,963,884

See notes to consolidated statement of financial condition

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the National Association of Securities Dealers. The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue until December 18, 2018 and thereafter from year to year unless dissolved before such date, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The financial statements of CF Global Trading, LLC and subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries CF Global (HK) Limited, incorporated in Hong Kong and CF Global Trading (UK) Limited, incorporated in the United Kingdom. All intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

[4] Securities valuation:

Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed on a national securities exchange are valued at their last closing bid prices if held long by the Company and their last closing asked prices if held short by the Company. Securities for which exchange quotations are not readily available are valued using estimated fair values as determined by the Managing Member in good faith using consistently applied methods and procedures established by the Managing Member. Investments in limited partnerships for which exchange quotations are not readily available are valued by the Managing Member based upon the net asset value as provided by the underlying investment manager. All of the Company's investments are classified as trading securities.

[5] Furniture, equipment, capitalized software and leasehold improvements:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Income taxes:

The Parent is a limited liability company and is not subject to taxation; however, the members are required to report their share of the Company's income and loss items on their individual tax returns. The Company is, however, subject to certain non-U.S. income taxes which amounted to approximately $329,000.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[8] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Partnership intends to adopt SFAS 157 in January 2008. The General Partner expects that adoption of SFAS 157 will not have a material effect on the Partnership's financial statements.

NOTE C - MEMBERS' CAPITAL

Income and losses are allocated among the members based on their participating percentages, as defined in the Agreement.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2007, the Company had net capital of $2,245,566, which was $1,860,187 in excess of its required net capital of $385,379. The Company's ratio of aggregate indebtedness to net capital was 2.57 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,615 as of December 31, 2007. As of December 31, 2007, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the Financial Services Authority and is required to maintain liquid capital of $464,441 plus 92% of illiquid assets in excess of 25% of its net assets, which at December 31, 2007 was $0. As of December 31, 2007, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2007 are comprised of the following:

Computer and office equipment	$ 908,715
Furniture and fixtures	318,327
Leasehold improvements	590,826
Capitalized software	425,491
Total cost	2,243,359
Less accumulated depreciation	(1,324,542)
Fixed assets, net	$ 918,817

NOTE F - COMMITMENTS AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. The Company utilizes clearing brokers that are highly capitalized and members of major securities exchanges.

The Company occupies office space under various noncancelable operating leases with terms expiring through 2010. Minimum rental commitments under noncancelable leases, including the New York City lease (see Note G), are as follows:

2008	$ 679,055
2009	585,223
2010	440,441
2011	21,363
	$ 1,726,082

NOTE G - RELATED PARTY TRANSACTIONS

During 2007, the Company, in the ordinary course of business, received commissions from two entities with affiliated members totaling approximately $567,000.

NOTE H - SUBSEQUENT EVENT

In January 2008, the Company opened an office in New York City.

END